UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Enclosure: A press release dated January 31, 2024, announcing the completion of a TRY2,500,000,000 private placement bond issuance.

Istanbul, January 31, 2024

Announcement Regarding the Financing Bond Issuance

Within the scope of the issue limit of TRY 8,000,000,000 approved by the Capital Markets Board; the book building of the financing bond issuance of our Company with a maturity date of 12.07.2024, an annual simple interest of 47.00%, and a nominal amount of TRY 2,500,000,000 to qualified investors within Turkey, without public placement was completed, and the securities will be transferred to the investor accounts on 31.01.2024 (today).

Board Decision Date	: 13.04.2023

Related Issue Limit Info

Currency Unit	: TRY
Limit	: 8,000,000,000
Issue Limit Security Type	: Debt Securities
Sale Type	: Private Placement-Sale to Qualified Investor
Domestic / Overseas	: Domestic
Capital Markets Board Approval Date	: 27.04.2023

Capital Market Instrument To Be Issued Info

Type	: Financing Bond
Maturity Date	: 12.07.2024
Maturity (Day)	: 163
Sale Type	: Sale to Qualified Investor
Intended Nominal Amount	: 300,000,000
Intended Maximum Nominal Amount	: 2,500,000,000
The country where the issue takes place	: Türkiye

Central Securities Depository	: Central Securities Depository of Türkiye
Starting Date of Sale	: 30.01.2024
Ending Date of Sale	: 30.01.2024
Nominal Value of Capital Market Instrument Sold	: 2,500,000,000
Maturity Starting Date	: 31.01.2024
Issue Price	: 1
Interest Rate Type	: Fixed Rate
Interest Rate - Yearly Simple (%)	: 47,00000
Interest Rate - Yearly Compound (%)	: 53,21109
Traded in the Stock Exchange	: Yes
Payment Type	: TRY Payment
ISIN Code	: TRFTCEL72414

Coupon Number	: 1
Currency Unit	: TRY
Coupon Payment Frequency	: Single Coupon

Redemption Plan of Capital Market Instrument Sold

Coupon Number	Payment Date	Record Date*	Payment Date	Interest Rate - Periodic (%)	Payment Amount	Exchange Rate	Was the Payment Made?
1	12.07.2024	11.07.2024	12.07.2024	20,98904
Principal/Maturity Date Payment Amount	12.07.2024	11.07.2024	12.07.2024

*The date on which the right-holders are determined.

Issuer Rating Note

Rating Company	Rating Note	Rating Date	Is it Investment Grade?
JCR AVRASYA DERECELENDİRME A.Ş.	Long Term National Rating AAA (Trk)	31.05.2023	Yes

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

Disclaimer

This press release does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered, sold or delivered within the United States or to or for the benefit of, US persons (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements of the Securities Act. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 31, 2024	By:	/s/ Özlem Yardım
		Name	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 31, 2024	By:	/s/ Kamil Kalyon
		Name	Kamil Kalyon
		Title:	Chief Financial Officer